OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

ARGON ST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

040149 10 6

(Cusip Number)

Terry L. Collins
c/o ARGON ST, Inc.
12701 Fair Lakes Circle, Suite 800
Fairfax, VA 22030
(703) 322-0881

Copy To:
Jonathan F. Wolcott
Holland & Knight LLP
2099 Pennsylvania Avenue, N.W.
Suite 100
Washington, D.C. 20006
(202) 457-7168

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040149 10 6			Page 1 of 1

1.	Name of Reporting Person: Terry L. Collins		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,204,000(1)

		8.	Shared Voting Power: 200(2)

		9.	Sole Dispositive Power: 3,204,000(1)

		10.	Shared Dispositive Power: 200(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,204,200(1)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.5%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 960,000 shares held by Terry L. Collins Grantor Retained Annuity Trust, of which Mr. Collins is the trustee.
(2)	Shares held jointly by Mr. Collins and his wife.
(3)	Includes 200 shares held jointly by Mr. Collins and his wife.

2

Item 1. Security and Issuer

     The class of security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”) of ARGON ST, Inc. a corporation formerly known as Sensytech, Inc. and organized under the laws of Delaware (the “Company”). The Company’s principal executive office is located at 12701 Fair Lakes Circle, Fairfax, Virginia 22030 .

Item 2. Identity and Background

     (a) Name: Terry L. Collins

     (b) Address: c/o ARGON ST, Inc., 12701 Fair Lakes Circle, Fairfax, Virginia 22030

     (c) Employment: Chairman and Chief Executive Officer, ARGON ST, Inc., a provider of defense and intelligence systems to the U.S. and foreign government.

     (d) Certain convictions in last five years: None.

     (e) Certain proceedings in last five years: None.

     (f) Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration

     On September 29, 2004 (the “Effective Date”), ST Acquisition Corp., a Virginia corporation and a wholly-owned subsidiary of Sensytech, Inc., merged with and into Argon Engineering Associates, Inc., a Virginia corporation (“Argon Engineering”), with Argon Engineering as the surviving corporation (such transaction, the “Merger”). In connection with the Merger, Sensytech changed its name to ARGON ST, Inc. Pursuant to the Merger, each stockholder of Argon Engineering received two (2) shares of Company Common Stock for each share of Argon Engineering common stock held by such stockholder on the Effective Date. As a result of the merger, former stockholders of Argon Engineering held approximately 66% of the Company Common Stock outstanding on the Effective Date.

     Prior to the Merger, Mr. Collins was the Chairman and CEO of Argon Engineering, and beneficially held 1,602,000 shares of Argon Engineering common stock. Mr. Collins and his wife jointly acquired 200 shares of Company Common Stock for $11.25 per share on February 25, 2003 in an open-market purchase. As the result of the Merger, Mr. Collins and an affiliated trust received 3,204,000 shares of Company Common Stock in exchange for their Argon Engineering common stock and Mr. Collins was elected as the Chairman and CEO of the Company.

Item 4. Purpose of Transaction

     Mr. Collins and his affiliated trust received their Company Common Stock as a result of the Merger described above in Item 3. In connection with the Merger, the board of directors of the Company was increased to ten (10) members, with Argon Engineering designating seven (7) directors and Sensytech designating three (3) directors. Mr. Collins was elected as Chairman of the Board in connection with the Merger. There are no agreements among any stockholders of the Company with respect to future elections of Company directors.

     Mr. Collins does not have any plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a)-(b) Information as to share ownership and voting and dispositive power: Incorporated by reference from numbers 7-13 of the covers page of this Schedule 13D.

3

     (c) Transactions within last sixty (60) days: In connection with the Merger described above in Item 3, Mr. Collins and his affiliated trust received 3,204,000 shares of Company Common Stock in exchange for 1,602,000 shares of Argon Engineering common stock.

     (d) Other persons with rights to receive dividends or proceeds from sale: None.

     (e) Date on which reporting person ceased to beneficial owner of more than five percent: Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to Be Filed as Exhibits

     None.

4

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 6, 2004

By:	/s/ Terry L. Collins
Terry L. Collins

5